Exhibit 99.1
News From
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523
FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces 2011 First Quarter Results
—Highlights—
•	Orders increased 12% sequentially over Q4 2010 and 6% versus Q1 2010
•	Backlog balance increased 19% compared to year end 2010
•	Loss per share from continuing operations of ($0.08)
Oak Brook, Ill., April 28, 2011 – Federal Signal Corporation (NYSE: FSS), a leader in environmental, safety and transportation solutions, announced today a loss per share from continuing operations of $0.08 for the first quarter and a loss from continuing operations of $5.3 million on net sales of $173.6 million. For the same period of 2010, the Company reported a loss per share of $0.08 on a loss of $4.0 million from continuing operations on net sales of $164.6 million.
In connection with the completion of the second step of the goodwill impairment analysis in the first quarter of 2011, the Company recorded an adjustment of $1.6 million, which reduced a portion of the original goodwill impairment recorded in the fourth quarter of 2010. For the first quarter of 2011, the Company recorded tax expense of $0.7 million on a loss before income tax of $4.6 million, compared with a tax benefit of $1.3 million on a loss before income tax of $5.3 million in the same prior year period. The increase in income tax expense reflects the absence of a tax benefit on U.S. losses due to the valuation allowance established against U.S. deferred tax assets, and normal tax rates on non-U.S. earnings.
The Company recorded a net loss of $5.3 million in the first quarter of 2011 compared to net loss of $5.0 million, including a loss from discontinued operations of $1.0 million in the same prior year period.
Dennis J. Martin, President and Chief Executive Officer, stated, “The first quarter reflected a continuation of some of the positive trends we saw in the fourth quarter of last year. Orders for our longer lead time businesses increased significantly, both on a sequential basis and as compared to the first quarter of last year. Our order backlog is almost 20% higher at the end of the first quarter than it was at the end of last year.”
Mr. Martin continued, “In addition, we are continuing to make progress on our 80/20 profitable growth initiatives. We are bringing more focus to inventory management across all of the businesses, and we are leveraging our strong businesses and products to position ourselves for profitable growth. Our recently announced relationship with Kapsch to work together on initiatives in North American intelligent transportation markets is a good example of leveraging our strengths to drive value creation.”

GROUP RESULTS
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results for the three month periods ended March 31, 2011 and 2010:

	Three months ended March 31,
($ in millions)	2011	2010	Change
Orders	$53.6	$60.5	$(6.9)
Net sales	52.7	52.1	0.6
Operating income	5.2	4.7	0.5
Operating margin	9.9%	9.0%	0.9%
Depreciation and amortization	$0.9	$1.0	$(0.1)
•
Orders decreased $6.9 million for the three months ended March 31, 2011 compared to the respective prior year period. U.S. orders decreased $1.0 million due to lower municipal spending in the police, fire and outdoor warning markets, partially offset by stronger industrial demand of $1.3 million. Non-U.S. orders decreased $5.9 million, primarily due to the absence of a large European police order received in the same period last year.

•
Net sales increased $0.6 million for the three months ended March 31, 2011 compared to the respective prior year period, primarily due to strong industrial demand, partially offset by soft municipal demand for fire and police products in both the U.S. and European markets.

•
Operating income increased $0.5 million for the three months ended March 31, 2011 compared to the respective prior year period, primarily due to higher sale volumes and improved profit margins as a result of pricing initiatives initiated in the fourth quarter of 2010.

Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results for the three month periods ended March 31, 2011 and 2010:

	Three months ended March 31,
($ in millions)	2011	2010	Change
Orders	$36.2	$31.7	$4.5
Net sales	21.2	24.8	(3.6)
Operating income	0.8	0.8	—
Operating margin	3.8%	3.2%	0.6%
Depreciation and amortization	$0.6	$0.5	$0.1
•
Orders increased $4.5 million for the three months ended March 31, 2011 compared to the respective prior year period. The increase is due to strong demand in the industrial market, which is in the process of recovering from the global economic recession, partially offset by decreased demand in the Company’s fire-lift products in the European market as result of soft municipal and government spending.

•	Net sales decreased $3.6 million for the three months ended March 31, 2011 compared to the respective prior year period as a result of lower backlog at the end of 2010.
•
Operating income was consistent for the three months ended March 31, 2011 compared to the respective prior year periods, while the sales volume was down. Operating margin improved 0.6% due to the higher gross profit resulting from a better product mix.

Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results for the three month periods ended March 31, 2011 and 2010:

	Three months ended March 31,
($ in millions)	2011	2010	Change
Orders	$99.8	$87.6	$12.2
Net sales	76.4	70.0	6.4
Operating income	0.9	3.8	(2.9)
Operating margin	1.2%	5.4%	(4.2%)
Depreciation and amortization	$0.8	$1.2	$(0.4)
•
Orders increased $12.2 million for the three months ended March 31, 2011 compared to the respective prior year period. U.S. orders increased $4.3 million for the three months ended March 31, 2011 compared to the respective prior year period due to an increase of $17.2 million in industrial vacuum truck orders, partially offset by a decrease in demand of sewer cleaning truck and street sweeper orders as a result of continued weakness in the municipal markets. Non-U.S. orders for the three months ended March 31, 2011 compared to the respective prior year period increased $7.9 million due to larger orders of street sweepers in the Middle East market.

•	Net sales increased $6.4 million for the three months ended March 31, 2011 compared to the respective prior year period primarily as a result of increased demand in non-U.S. markets.
•
Operating income decreased $2.9 million for the three months ended March 31, 2011 compared to the respective prior year period, primarily due to lower gross margins from non-U.S. orders for street sweepers, an unfavorable product mix, and increased costs associated with the final deployment of a common ERP system across the Group. In addition, productivity and profitability were negatively impacted by a union campaign at our Vactor facility. The election was held on April 21, 2011, at which time a majority of the employees voted against union representation.

Federal Signal Technologies
The following table summarizes the Federal Signal Technologies Group’s operating results for the three month periods ended March 31, 2011 and 2010:

	Three months ended March 31,
($ in millions)	2011	2010	Change
Orders	$20.1	$18.9	$1.2
Net sales	23.3	17.7	5.6
Operating loss	(3.5)	(2.6)	(0.9)
Operating margin	(15.0%)	(14.7%)	(0.3%)
Depreciation and amortization	$2.6	$1.5	$1.1
•
Orders increased $1.2 million to $20.1 million for the three months ended March 31, 2011 compared to the respective prior year period. U.S. orders increased $2.3 million for the three months ended March 31, 2011 compared to the respective prior year due to an increase in orders for automated license plate recognition (“ALPR”) cameras and orders attributed to the newly acquired businesses, Sirit and VESystems, partially offset by a decrease in parking system orders. Non-U.S. orders decreased $1.1 million for the three months ended March 31, 2011 compared to the respective prior year period due to a decrease of $2.0 million in ALPR camera orders, partially offset by the newly acquired businesses.

•
Net sales increased $5.6 million for the three months ended March 31, 2011 compared to the respective prior year period due to revenues from the newly acquired businesses and an increase in ALPR camera sales, partially offset by a decrease in parking system shipments.

•
The operating loss for the three months ended March 31, 2011 (excluding the $1.6 million goodwill impairment adjustment) was $5.1 million compared to an operating loss of $2.6 million from the respective prior year period, primarily due to higher operating expenses associated with the newly acquired businesses.

CORPORATE EXPENSES
•
Corporate expenses were $4.6 million and $8.2 million for the three months ended March 31, 2011 and 2010, respectively. The decrease was mainly due to the absence of $2.6 million in acquisition and integration costs associated with the businesses acquired in the first quarter of 2010, a $0.6 million insurance reimbursement in the first quarter of 2011, and $0.3 million lower salary expenses due to reduced headcount in the first quarter of 2011.

CONFERENCE CALL
Federal Signal will host its first quarter conference call on Thursday, April 28, 2011 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates four groups: Safety and Security Systems, Environmental Solutions, Federal Signal Technologies, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: William Barker +1-630-954-2000, wbarker@federalsignal.com
# # #

FEDERAL SIGNAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three months ended
	March 31,
(in millions, except per share data)	2011	2010
Net sales	$173.6	$164.6
Costs and expenses
Cost of sales	132.1	124.3
Selling, engineering, general and administrative	44.3	38.9
Goodwill impairment	(1.6)	—
Acquisition and integration related costs	—	2.6
Restructuring charges	—	0.3

Operating loss	(1.2)	(1.5)
Interest expense	3.2	2.9
Other expense, net	0.2	0.9

Loss before income taxes	(4.6)	(5.3)
Income tax (expense) benefit	(0.7)	1.3

Loss from continuing operations	(5.3)	(4.0)
Gain (loss) from discontinued operations and disposal, net of income tax (expense) benefit of ($0.1) and $0.2, respectively	—	(1.0)

Net loss	$(5.3)	$(5.0)

COMMON STOCK DATA:
Basic loss per share:
Loss from continuing operations	$(0.08)	$(0.08)
Loss from discontinued operations and disposal	—	(0.02)

Loss per share	$(0.08)	$(0.10)

Weighted average common shares outstanding:
Basic	62.1	49.2
Diluted	62.1	49.2
Cash dividends declared per share of common stock	$—	$0.06

FEDERAL SIGNAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

	March 31,	December 31,
(in millions, except per share data)	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$12.7	$62.1
Accounts receivable, net of allowances for doubtful accounts of $3.4 million and $2.8 million, respectively	117.2	100.4
Inventories, net	120.9	119.6
Other current assets	19.6	17.9

Total current assets	270.4	300.0
Properties and equipment, net	64.4	63.2
Other assets
Goodwill	315.2	310.4
Intangible assets	85.0	84.4
Deferred charges and other assets	3.4	3.4

Total assets of continuing operations	738.4	761.4
Assets of discontinued operations, net	2.9	3.1

Total assets	$741.3	$764.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$12.9	$1.8
Current portion of long-term borrowings and capital lease obligations	44.8	76.2
Accounts payable	51.6	53.5
Accrued liabilities
Compensation and withholding taxes	15.9	21.2
Customer deposits	13.5	10.2
Deferred revenue	12.1	12.4
Other	35.7	39.3

Total current liabilities	186.5	214.6
Long-term borrowings and capital lease obligations, less current portion	184.5	184.4
Long-term pension liabilities	41.0	41.3
Deferred gain	23.0	23.5
Deferred tax liabilities	52.4	45.8
Other long-term liabilities	14.8	15.8

Total liabilities of continuing operations	502.2	525.4
Liabilities of discontinued operations	13.8	18.2

Total liabilities	516.0	543.6
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 63.0 million and 63.0 million shares issued, respectively	63.0	63.0
Capital in excess of par value	165.8	164.7
Retained earnings	45.3	50.6
Treasury stock, 0.9 million and 0.9 million shares, respectively, at cost	(16.1)	(15.8)
Accumulated other comprehensive loss	(32.7)	(41.6)

Total shareholders’ equity	225.3	220.9

Total liabilities and shareholders’ equity	$741.3	$764.5

FEDERAL SIGNAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Three months ended
	March 31,
(in millions)	2011	2010
Operating activities
Net loss	$(5.3)	$(5.0)
Adjustments to reconcile net loss to net cash provided by operating activities:
(Gain) loss on discontinued operations and disposal	—	1.0
Depreciation and amortization	5.8	4.4
Stock-based compensation expense	0.8	1.5
Goodwill impairment	(1.6)	—
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions of companies	(17.0)	(10.5)

Net cash used for continuing operating activities	(17.3)	(8.6)
Net cash used for discontinued operating activities	(0.9)	(1.0)

Net cash used for operating activities	(18.2)	(9.6)
Investing activities
Purchases of properties and equipment	(4.3)	(3.2)
Proceeds from sales of properties, plant and equipment	0.4	0.7
Payments for acquisitions, net of cash acquired	—	(97.3)

Net cash used for continuing investing activities	(3.9)	(99.8)

Net cash used for investing activities	(3.9)	(99.8)
Financing activities
(Reduction) increase in debt outstanding under revolving credit facilities	(21.6)	96.2
Proceeds on short-term borrowings	26.2	7.5
Payments on short-term borrowings	(15.2)	—
Payments on long-term borrowings	(9.6)	(2.6)
Payments of debt amendment fees	(2.1)	—
Cash dividends paid to shareholders	(3.8)	(3.0)
Other, net	(0.2)	—

Net cash (used for) provided by continuing financing activities	(26.3)	98.1
Net cash provided by (used for) discontinued financing activities	0.1	(0.3)

Net cash (used for) provided by financing activities	(26.2)	97.8

Effects of foreign exchange rate changes on cash and cash equivalents	(1.1)	2.8
Decrease in cash and cash equivalents	(49.4)	(8.8)
Cash and cash equivalents at beginning of period	62.1	21.1

Cash and cash equivalents at end of period	$12.7	$12.3